Filed by Biotech Acquisition Company

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: Biotech Acquisition Company

Commission File No.: 001-39935

Date: April 4, 2022

a.	Press Release

On April 4, 2022, Blade Therapeutics, Inc. (“Blade”) – which is a party to a previously disclosed Agreement and Plan of Merger, dated as of November 8, 2021, with Biotech Acquisition Company (“BAC”), among other parties – issued the following press release via Business Wire and also on its website:

Blade Therapeutics Announces Feedback from FDA on End-of-Phase 1 Data Package

●	U.S. Food and Drug Administration (FDA) provides feedback necessary to proceed into a phase 2 proof of concept (PoC)/dose ranging study of cudetaxestat in patients with idiopathic pulmonary fibrosis (IPF)

●	Company plans to advance cudetaxestat, a non-competitive inhibitor of autotaxin, into a 26-week phase 2 clinical trial in the second quarter of 2022

SOUTH SAN FRANCISCO, Calif., April 4, 2022 – Blade Therapeutics, Inc. (“Blade” or “Company”), a biopharmaceutical company focused on developing cutting-edge treatments for debilitating fibrotic and neurodegenerative diseases, today announced receipt of feedback from the FDA regarding the company’s end-of-phase 1 data package for cudetaxestat, an investigational non-competitive autotaxin inhibitor in clinical development for treatment of IPF and other fibrotic diseases. The FDA response letter outlined requirements for a proposed phase 2 PoC/dose ranging study for use of cudetaxestat in patients with IPF. Based on the FDA feedback, Blade plans to advance cudetaxestat into a 26-week global phase 2 trial in patients with IPF in the second quarter of 2022, pending completion of preclinical toxicology studies.

“We are pleased with the guidance provided by the FDA,” said Wendye Robbins, M.D., president and CEO of Blade. “Taking a stepwise approach through multiple phase 1 trials provided significant new knowledge and confidence in the safety profile of cudetaxestat. We are now ready to advance cudetaxestat into a phase 2 clinical study that reflects the clinical treatment needs of patients with IPF.”

The randomized, double-blinded, placebo-controlled phase 2 trial will evaluate the safety and efficacy of cudetaxestat (250mg once daily, 500mg once daily, and 500mg twice daily) dosed as monotherapy or co-administered with an approved IPF therapy (pirfenidone or nintedanib) in patients with IPF. The primary study endpoint is change from baseline to week 26 in forced vital capacity lung volume measured in milliliters (mL) and assessed by clinic spirometry throughout the study duration. A blinded interim analysis will be conducted at 13 weeks after completion of enrollment to assess biomarkers (lysophosphatidic acid target engagement, PRO-C3, and PRO-C6). The study is expected to enroll approximately 200 patients across approximately 90 sites in the United States, Europe, and Asia-Pacific.

Cudetaxestat

Cudetaxestat (BLD-0409), a non-competitive, reversible inhibitor of autotaxin, has demonstrated direct anti-fibrotic activity and differentiating preclinical and biochemical characteristics which support the potential for a treatment profile in lung and liver fibrosis. Available data from completed phase 1 studies in healthy volunteers showed that cudetaxestat was well tolerated with a demonstrated pharmacokinetic/pharmacodynamic correlation and biomarker activity. Cudetaxestat has been granted orphan drug designations in the treatment of IPF and systemic sclerosis. Cudetaxestat is an investigational medicine that is not approved for commercial use by the FDA or any other regulatory authority.

Autotaxin

Pro-fibrotic processes are stimulated by autotaxin, a key enzyme responsible for generating the potent signaling lipid lysophosphatidic acid (LPA). Excessive autotaxin levels and activity play a central role in various fibrotic diseases and occur in response to epithelial cell/tissue damage, leading to elevated levels of LPA. LPA binds to LPA receptors on myofibroblasts, thereby triggering a signaling cascade that leads to myofibroblast activation/differentiation. Activated myofibroblasts produce extracellular matrix proteins that make up the fibrotic lesion (organ/tissue scarring). Increased autotaxin levels and activity are associated with liver, lung, kidney, and skin fibrosis. In addition, autotaxin levels correlate with fibrosis severity in various liver diseases (e.g., nonalcoholic fatty liver disease/nonalcoholic steatohepatitis (NASH)). Inhibition of the autotaxin pathway has been clinically validated in IPF.

Fibrosis

Fibrosis is a complex, pathologic process involving the development of organ/tissue scarring characterized by deposition of extracellular matrix proteins that develop in response to aberrant cell/tissue damage. Excessive fibrosis disrupts normal architecture and function of organs/tissues. Later-stage fibrotic disease is marked by poor outcomes and high morbidity and mortality. Diseases characterized by uncontrolled, progressive fibrosis include IPF, interstitial lung disease, and NASH. New well-tolerated therapies that provide robust attenuation of disease progression are needed to address the high burden of fibrotic diseases.

About Blade Therapeutics

Blade Therapeutics, Inc. is a biopharmaceutical company focused on developing cutting-edge treatments for debilitating, incurable fibrotic and neurodegenerative diseases that impact millions of people worldwide. The company has deep expertise in novel biological pathways – including autotaxin / LPA and calpain biology – that are foundational to cell- and tissue-damage responses resulting from protein deposition or aggregation associated with fibrotic and neurodegenerative diseases. Blade expects to advance a differentiated pipeline of oral, small-molecule therapies that include a non-competitive autotaxin inhibitor and inhibitors of dimeric calpains designed for potential treatment of lung, liver and cardiac fibrosis or neurodegenerative diseases. The company’s focused approach offers the potential to produce disease-modifying, life-saving therapies. Visit www.blademed.com for more information and follow Blade on LinkedIn.

On November 8, 2021, Biotech Acquisition Company (NASDAQ: BIOT), a special purpose acquisition company affiliated with SPRIM Global Investments, and Blade announced (click here) that they have entered into a definitive merger agreement. Upon the closing of the transaction, the combined company will be renamed Blade Biotherapeutics, Inc., and is expected to be listed on Nasdaq under the symbol “BBTX.” PIPE financing is anchored by leading institutional investors, including Deerfield Management, Pfizer Ventures, Bristol Myers Squibb, MPM Capital and Osage University Partners.

About Biotech Acquisition Company

Biotech Acquisition Company raised $230 million in its initial public offering in January 2021. The Class A ordinary shares and warrants of BAC trade on the Nasdaq Capital Market under the symbols “BIOT” and “BIOTW,” respectively. BAC is a blank check company, incorporated as a Cayman Islands exempted company, formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses. BAC believes that a business combination with a company focused on the healthcare sector will complement the background and expertise of SPRIM Global Investments, a global investment firm in the life sciences and healthcare industries, which is an affiliate of BAC and of several members of the management team behind BAC. BAC is led by Dr. Michael Shleifer, its CEO and chairman.

Important Information and Where to Find It

This press release relates to a proposed merger between Blade and BAC. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. BAC has filed a registration statement on Form S-4 with the SEC, which includes a proxy statement/prospectus, to be used at the meeting of its shareholders to approve the proposed merger between Blade and BAC and related matters. Promptly after the registration statement is declared effective by the SEC, BAC will mail the definitive proxy statement/prospectus and a proxy card to each shareholder of BAC as of a record date for the meeting of BAC shareholders to be established for voting on the proposed business combination. Investors and security holders of BAC are urged to read these materials (including any amendments or supplements thereto) and any other relevant documents in connection with the transaction that BAC has filed or will file with the SEC when they become available because they will contain important information about BAC, Blade, and the transaction. The preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other relevant materials in connection with the transaction (when they become available), and any other documents filed by BAC with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov). The documents filed by BAC with the SEC also may be obtained free of charge upon written request to Biotech Acquisition Company, 545 West 25th Street, 20th Floor, New York, NY 10001.

Participants in the Solicitation

BAC and its directors and executive officers may be deemed participants in the solicitation of proxies from BAC’s shareholders with respect to the business combination and related matters. Information about BAC’s directors and executive officers and a description of their interests in BAC and the proposed transaction will be included in the proxy statement/prospectus for the proposed transaction when available and will be available free of charge at the SEC’s website (www.sec.gov).

Blade and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of BAC in connection with the proposed business combination and related transactions. Information about Blade’s directors and executive officers and information regarding their interests in the proposed transaction will be included in the proxy statement/prospectus for the proposed transaction when available and can be obtained free of charge as described in the preceding paragraph.

No Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy, or a recommendation to purchase any securities of BAC (the combined company) or Blade, nor shall there be any sale of any such securities, investments or other specific product in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Special Note Regarding Forward-Looking Statements

Certain statements included in this press release that are not historical facts but rather are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BAC’s and Target’s respective management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of BAC and the Target. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions. These forward-looking statements are subject to a number of risks and uncertainties, including, the inability of the parties to successfully or timely consummate the Transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the Combined Entity or the expected benefits of the Transaction, if not obtained; the failure to realize the anticipated benefits of the Transaction; matters discovered by the parties as they complete their respective due diligence investigation of the other parties; the ability of BAC prior to the Business Combination, and the Combined Entity following the Business Combination, to maintain the listing of the Company’s shares on Nasdaq; costs related to the Transaction; future financial performance of the Company following the Business Combination; the ability of the Company to forecast and maintain an adequate rate of revenue growth and appropriately plan its expenses; expectations regarding future expenditures of the Company following the Business Combination; the future mix of revenue and effect on gross margins of the Company following the Business Combination; the Company’s ability to execute its business plans and strategy; the failure to satisfy the conditions to the consummation of the Transaction, including the approval of the definitive merger agreement by the shareholders of BAC, the satisfaction of the minimum cash requirements of the definitive merger agreement following any redemptions by BAC’s public shareholders; the risk that the Transaction may not be completed by the stated deadline and the potential failure to obtain an extension of the stated deadline; the inability to complete a PIPE transaction; the outcome of any legal proceedings that may be instituted against BAC or the Target related to the Transaction; the attraction and retention of qualified directors, officers, employees and key personnel of BAC and the Target prior to the Business Combination, and the Company following the Business Combination; the ability of the Company to compete effectively in a highly competitive market; neither BAC nor the Target are currently generating revenues and there can be no assurance that following the Business Combination, the Company will ever achieve revenues or profitability; the ability to protect and enhance the Target’s respective corporate reputation and brand; the impact from future regulatory, judicial, and legislative changes in the Target’s or the Company’s industry; the timing, costs, conduct, and outcome of clinical trials and future preclinical studies and clinical trials, including the timing of the initiation and availability of data from such trials; the timing and likelihood of regulatory filings and approvals for product candidates; whether regulatory authorities determine that additional trials or data are necessary in order to obtain approval; the potential market size and the size of the patient populations for product candidates, if approved for commercial use, and the market opportunities for product candidates; the ability to locate and acquire complementary products or product candidates and integrate those into the Company’s business; and, the uncertain effects of the COVID-19 pandemic; and those factors set forth in documents of BAC filed, or to be filed, with SEC. The foregoing list of risks is not exhaustive.

If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither BAC nor the Target presently know or that BAC and the Target currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect BAC’s and the Target’s current expectations, plans and forecasts of future events and views as of the date of this press release. BAC and the Target anticipate that subsequent events and developments will cause BAC’s and the Target’s assessments to change. However, while BAC and the Target may elect to update these forward-looking statements at some point in the future, BAC and the Target specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing BAC’s or the Target’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

Media – Michael Blash	Investors – Krishna Gorti, M.D.
mblash@blademed.com | +1-650-453-0632	kgorti@blademed.com | +1-973-570-9438

b.	Social Media

On April 4, 2022, Blade shared the following on its LinkedIn page:

Today we announced receipt of feedback from the FDA. As a result, Blade plans to advance cudetaxestat into a 26-week global phase 2 PoC/dose ranging study in patients with IPF in the second quarter of 2022, pending completion of preclinical toxicology studies. Find out more by clicking on the link to our news release: LINK.

Hashtags: #lungfibrosis #fibrosis #autotaxin #clinicalresearch #IPF @WendyeRobbins

IMPORTANT LEGAL INFORMATION

The foregoing information and statements contained in this Rule 425 filing are qualified in their entirety by the disclaimers set forth on the Form 8-K filed by Biotech Acquisition Company with the SEC on November 8, 2021.

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